Exhibit 99-1
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[GRAPHIC OMITTED][GRAPHIC OMITTED]

KOOR INDUSTRIES LTD. REPORTS CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2006

ROSH HA'AYIN, Israel - May 24, 2006 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the first quarter ended March 31, 2006.

FIRST QUARTER 2006 RESULTS
Net income for the first quarter totaled $21.8 million or $1.32 per ordinary share and $0.26 per American Depositary Share ("ADS") compared to $23.4 million or $1.46 per ordinary share and $0.29 per ADS last year.

Net income for the quarter included the net impact of the initial implementation of Israel accounting standard no. 22 (treatment of financial instruments). The net impact of the implementation of the accounting standard contributed $8.3 million to Koor's quarterly net income.

Net income for the first quarter of 2005 included a $27.8 million capital gain from the sale of 15.9 million Makhteshim Agan shares held by Koor.

On May 1, 2006, Discount Investments (TASE: DISI), a member of the IDB Group, announced the signing of an agreement with entities relating to the Bronfman and Kolber families to acquire 35.38% of the Company for $446 million. The transaction is subject to approvals including Israel's anti-trust commissioner. Discount Investments is held 74.2% by IDB Development (TASE: IDBD), which also directly holds 10% in the Company.

Commenting on the announced change in shareholders, Jonathan Kolber, CEO of Koor Industries said: "We welcome Koor's new shareholders and look forward to continue maximizing the potential of the Company and its underlying assets. We are working together with the IDB group to receive all necessary approvals in a timely and efficient manner, and anticipate the transaction will be completed within the next quarter."

Summarizing the quarter, Ran Maidan, Chief Financial Officer of Koor Industries said: "We are pleased to present another strong with a net profit of $21.8 million. During the quarter we continued to work closely with each of our holdings in order to continue to enhance the value of the group."


RESULTS OF KEY HOLDINGS*

Makhteshim-Agan Industries (32% in the first quarter, 33% in May 2006, TASE:
MAIN, recorded according to equity method)
Revenues for the first quarter totaled $493.9 million, a slight 4% decline compared to $517.0 million for the same period in 2005. Operating profit for the quarter was $83.6 million, compared to $109.8 million for the same period in 2005. Net profit for the quarter totaled $57.7 million, compared to $60.9 million for the first quarter of 2005.

ECI Telecom (30%, NASDAQ: ECIL, recorded according to equity method; in accordance with US GAAP)

Revenues for the first quarter totaled $162.0 million, an 11% increase compared to $145.4 million in the first quarter of 2005. Operating income for the quarter totaled $4.2 million, compared to $10.5 million in the first quarter of 2005. Net profit for the quarter totaled $3.1 million, compared to a net profit of $10.4 million in the first quarter last year. Pro forma, non-GAAP, net income for the first quarter of 2006 was $7.1 million compared to $10.3 million in the



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first quarter last year. ECI's pro forma net income differs from results reported under U.S. GAAP due to adjustments made for the ongoing, non-cash items: amortization of acquired intangible assets and impact of share-based compensation.

Elbit Systems (7.7%,  NASDAQ: ESLT, recorded according to cost method since
Q2 2005)
Revenues for the first quarter totaled $334.4 million, a 45% increase compared to $230.7 million for the same period in 2005. Operating profit for the quarter was $20.8 million, compared to $17.0 million in the same period in 2005. Net profit for the quarter totaled $14.5 million, compared to a $12.7 million net profit for the first quarter of 2005. During the first quarter Elbit's order-backlog increased by $176 million to $3.5 billion at the end of the quarter.

Telrad Networks (61% - recorded according to equity method in Q1 2006; proportionately consolidated in Q1 2005)
Revenues for the first quarter of 2006 totaled $23.4 million, compared to $18.9 million for the same period in 2005. Net loss from continuing operations for the quarter totaled $0.6 million, compared to a $14.3 million net loss in 2005, a substantial improvement. Net loss for the first quarter of 2005 included several one time items, including restructuring charges following the implementation of the restructuring and refocusing plan.

The above-mentioned results for the quarter exclude the results of Connegy, a Telrad subsidiary which was divested during the first quarter of 2006, and whose results were classified under 'discontinued operations'. Including the results of Connegy, Telrad's net loss for the quarter totaled $0.4 million, compared to a net loss of $15.9 million in the first quarter last year.

* Our Key Holdings' results are presented as published. Differences may occur during consolidation given accounting principles and currency translation differences.

* The results of the companies reporting in New Israeli Shekels (NIS) were converted to US$ using the NIS\$ conversion rate as at March 31, 2006 of NIS 4.665.

Conference call details:
Date:                May 24, 2006
Time:                10:00 am EDT (15:00 UK, 17:00 Israel)
United States phone: 1-866-860-9642     Canada phone:             1-866-485-2399
UK phone:            0-800-917-5108     Israel or International: +972 3 918-0600

Replay no. (until June 26,  2006):  1-866-276-1002 (US), +972 3 925-5929
(International) or on Koor's website under 'Investor  Relations' - www.koor.com
                                                                   ------------

*************** Financial          Tables        Follow       ******************

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications and technology through its holdings in ECI Telecom (NASDAQ:
ECIL), Telrad Networks, ECTel (NASDAQ: ECTX) and Scopus Video Networks (NASDAQ:
SCOP); in the defense industry through Elbit Systems (NASDAQ: ESLT); and start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Ran Maidan - Senior Vice President and Chief Financial Officer, Koor Industries, Tel. +972 3 9008-310 or Fiona Darmon - Vice President Investor Relations, Koor Industries, Tel. +972 3 9008-417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings. The Company does not undertake to (and expressly disclaims any obligation to) update any such forward-looking statements.


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Koor Industries Ltd.                                                                                       (AN ISRAELI CORPORATION)
-----------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations


                                                                              Three Months ended              Twelve months ended
                                                                              ------------------              -------------------
                                                                        March 31,           March 31,              December 31,
                                                                          2006               2005 (iii)               2005
                                                                  -----------------------------------------------------------------
                                                                                   Convenience translation
                                                                                   -----------------------
                                                                                 (U.S. dollars in thousands)
                                                                                 ---------------------------
Revenues and earnings
Revenue from sales and services                                            40,186              52,560               211,872
Group's equity in the operating results of                                 13,732              19,704                77,034   (i)
  investee companies, net
Other income, net                                                           1,010              31,577                47,847
                                                                  -----------------------------------------------------------------
                                                                           54,928             103,841               336,753   (i)
Costs and losses
Cost of sales and services                                                 30,723              45,084               171,845
Selling and marketing expenses                                              3,736               5,435                19,110
General and administrative expenses                                         6,984               8,222                35,445   (i)
Financing expenses, net                                                     5,047               7,952                39,220
                                                                  -----------------------------------------------------------------
                                                                           46,490              66,693               265,620   (i)

Earnings before income tax                                                  8,438              37,148                71,133   (i)

Income tax                                                                  (259)            (15,720)              (17,299)
Minority interest in consolidated companies results, net                      597               1,099                 1,958
                                                                  -----------------------------------------------------------------
Net earnings from continuing operations                                     8,776              22,527                55,792   (i)


Net earnings (loss from discontinued operations)                            (349)               1,492                10,800
Cumulative effect as of the beginning of the year of change in             13,408               (655)                 (655)
accounting method
                                                                  -----------------------------------------------------------------
Net earnings for the period                                                21,835              23,364                65,937   (i)
                                                                  =================================================================

Earnings (loss) per ordinary share (US dollars)                                                  (ii)              (i) (ii)
From continuing operations                                                   0.51                1.40                  3.52
From discontinued operations                                               (0.02)                0.09                  0.67
From cumulative effect of change in accounting method                        0.83              (0.04)                (0.04)
                                                                  -----------------------------------------------------------------
Net earnings for the period                                                  1.32                1.45                  4.15

(i) Restated - See Note 1B(4) in Koor Industries' First Quarter 2006 Consolidated Financial Statements
(ii) Restated - See Note 1B(2) in Koor Industries' First Quarter 2006 Consolidated Financial Statements
(iii) See Note 3C relating to discontinuance of proportional consolidation of Telrad Networks in Koor Industries' First Quarter 2006 Consolidated Financial Statements


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Koor Industries Ltd.                                                                                       (AN ISRAELI CORPORATION)
-----------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations


                                                                    March 31,      March 31,              December 31,
                                                                         2006           2005                      2005
                                                      -----------------------------------------------------------------------------
                                                                                   Convenience translation
                                                                                   -----------------------
                                                                                 (U.S. dollars in thousands)
                                                                                 ---------------------------

Current Assets
Cash and cash equivalents                                              17,899         17,364                 68,338
Short term deposits and investments                                   154,967         77,860                116,004
Trade receivables                                                      24,417         36,656                 20,052
Other receivables                                                      23,550         34,876                 18,850
Inventories and work in progress                                       19,809         38,820                 19,488
Assets designated for sale                                                  -          8,912                      -
                                                      -----------------------------------------------------------------------------
                                                                      240,642        214,488                242,732

Investments and long-term receivables
Investments in affiliates                                             601,643        592,923                571,065   (i)
Other investments and receivables                                     120,654         50,789                117,259
                                                      -----------------------------------------------------------------------------
                                                                      722,297        643,712                688,324

Fixed assets, net                                                     166,349        182,709                155,757
Intangible assets, deferred tax assets                                  8,104            752                  4,172
  and deferred expenses
Assets relating to discontinued operations                             42,508        281,196                 42,619
                                                      -----------------------------------------------------------------------------
                                                                    1,179,900      1,322,857              1,133,604
                                                      =============================================================================
Liabilities and shareholders' equity
Current liabilities
Credit from bank and others                                            55,494        193,951               58,334
Trade payables                                                         22,837         37,801               19,637
Other payables                                                         42,420         50,788               43,577
Customer advances                                                       7,596          4,822                4,704
                                                      -----------------------------------------------------------------------------
                                                                      128,347        287,361              126,252
Long-term liabilities
Long-term bank loans                                                  345,439        328,899              333,365
Other long-term loans                                                  11,478         19,428               11,607
Debentures                                                             84,112              0               83,784
Deferred taxes                                                          2,219              8                   17
Liability for employee severance benefits, net                            910         15,922                  828
                                                      -----------------------------------------------------------------------------
                                                                      444,158        364,257              429,601
Liabilities relating to discontinued operations                        34,048        220,152               34,308
Minority interest                                                      12,740          9,230               12,160
Shareholders' equity                                                  560,607        441,857              531,283   (i)
                                                      -----------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                          1,179,900      1,322,857            1,133,604
                                                      =============================================================================

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(i) Restated - Please see Note 1B(4) in Koor Industries' First Quarter 2006
    Consolidated Financial Statements